Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MineryTech Solutions Inc.
100 W Church Street
Smithville, MO 64089
https://www.minery.tech/

Up to $107,000.00 in Common Stock at $4.28
Minimum Target Amount: $9,998.08

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: MineryTech Solutions Inc.
Address: 100 W Church Street , Smithville, MO 64089
State of Incorporation: MO
Date Incorporated: November 03, 2017

Terms:

Equity

Offering Minimum: $9,998.08 | 2,336 shares of Common Stock
Offering Maximum: $107,000.00 | 25,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.28
Minimum Investment Amount (per investor): $214.00

The Company and its Business

Company Overview

Host clients' high-powered cryptocurrency mining (ASIC) machines in a specialized warehouse located in Kansas City, Missouri. Provide electricity, cooling, maintenance and security to client's machines. Receive monthly payments in USD by customers based on the total power usage of their machines. MineryTech Solutions LLC was formed on September 27th 2017 in the State of Missouri. The company operated under this LLC until MineryTech Solutions Inc was incorporated. Then the main operations were passed on from the LLC to the corporation. MineryTech Solutions Inc. was formed on November 3rd 2017 in the State of Missouri. The financial statements of MineryTech Solutions. The Company's headquarters are located in Kansas City, Missouri. MineryTech Solutions LLC bank account was formally closed on 8/31/2018 and all remaining assets transferred over to the corporation. All capital was raised under MineryTech Solutions Inc.

Competitors and Industry

Competitors in the North American Colocation market include Teslawat, BitcoinASICHosting, JeffColo, BTCmeq, Rack59 and many others. Most competitors have 2-5MW of total power and are at or near capacity. The average price per kW/Month is $80-85. Most of the largest players in the mining industry run facilities that host their own machines and are therefore not direct competitors. Indirect competitors also include cloud mining services such as those offered by Genesis Mining.

Current Stage and Roadmap

Currently MineryTech sells 1.5MW of power a month to over 50 customers. After installing additional electrical infrastructure another 1.0MW could be installed immediately. The target is to get to 4MW by Q1 2019 and add 2MW in capacity every half year following. The total build will be 10MW and is expected to take a few years.

The Team

Officers and Directors

Name: Nick Foster

Nick Foster's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: September 01, 2018 - Present
  Responsibilities: Oversee all business operations

- **Position:** Co-Founder
  Dates of Service: November 03, 2017 - Present
  Responsibilities: None

- **Position:** Director
  Dates of Service: June 01, 2018 - Present
  Responsibilities: Advise the company

- **Position:** President
  Dates of Service: June 01, 2018 - Present
  Responsibilities: Oversee the company

Other business experience in the past three years:

- **Employer:** LT Express
  Title: Data Technician
  Dates of Service: May 01, 2016 - December 31, 2017
  Responsibilities: Manager

Other business experience in the past three years:

- **Employer:** Summit Truck Group
  Title: Warehouse Staff
  Dates of Service: June 12, 2014 - May 01, 2016
  Responsibilities: Assemble orders and stock warehouse.

Name: Aaron Nijsse

Aaron Nijsse's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Advisor and Director
  Dates of Service: November 03, 2017 - Present
  Responsibilities: Advise the CEO on operations

Other business experience in the past three years:

- **Employer:** Data Center
  Title: Manager
  Dates of Service: January 01, 2016 - November 02, 2017
  Responsibilities: Manager

Name: Dr. Austin Haag

Dr. Austin Haag's current primary role is with Haag Holdings. Dr. Austin Haag currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Secretary and Senior Economist
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Advisor

Other business experience in the past three years:

- **Employer:** Haag Holdings
  Title: President
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Manage a fund with multiple investments

Name: Nick Hansen

Nick Hansen's current primary role is with Luxor. Nick Hansen currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman & Director
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Advisor

Other business experience in the past three years:

- **Employer:** Luxor

Title: Co-founder and CEO
Dates of Service: August 01, 2017 - Present
Responsibilities: Building out the mining pools

Other business experience in the past three years:

- **Employer:** Salesforce
  Title: Software Engineer
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Building out SaaS products

Name: Eddie Wang

Eddie Wang's current primary role is with Luxor. Eddie Wang currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO, Director and Treasurer
  Dates of Service: January 01, 2018 - Present
  Responsibilities: CTO

Other business experience in the past three years:

- **Employer:** Sia
  Title: Software Engineer
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Working on the UI of the Sia platform

Other business experience in the past three years:

- **Employer:** Luxor
  Title: Co-founder and COO
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Building the UI for mining pools

Other business experience in the past three years:

- **Employer:** Sia
  Title: Contributor
  Dates of Service: May 05, 2015 - December 12, 2017
  Responsibilities: Help with various software related projects

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in MineryTech (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common shares in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The Class A Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products

developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

MineryTech was formed on November 3rd 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MineryTech has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that mining colocation is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Government regulation

Both the Federal and State government have the potential to make laws regarding the mining of cryptocurrency. These laws have the ability to negatively impact the business.

Reliance on Proof-of-Work

While we believe Proof-of-Work is the only reliable consensus mechanism for public blockchains, there are other mechanisms. A shift away from PoW could negatively impact the company.

Competition From Data Center Players

If established data centers are to enter the industry it could put downward pressure on pricing.

Tarrifs

Increasing US tariffs on ASICs manufactured in China will reduce demand for U.S. colo space.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Luxor Technologies Corporation	353,000	Common stock	35.3
Haag Holdings	328,000	Common stock	32.8
Aaron Nijsee	150,000	Common stock	20.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 25,000 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 750,000 outstanding.

Voting Rights

The holders of Commons Stocks are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

Dividend Rights. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. The rights, preferences and privileges of the holders of the company's Common Stocks are subject to and may be adversely affected by, the rights of the holders of shares of any series any additional classes of preferred stock that we may designate in the future

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 232,500
  Use of proceeds: Capital Expenditure
  Date: November 03, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $3,000.00
  Number of Securities Sold: 33,750
  Use of proceeds: Capital Expenditure
  Date: November 03, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $3,000.00
  Number of Securities Sold: 33,750
  Use of proceeds: Capital Expenditure
  Date: November 03, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $150,000.00
  Number of Securities Sold: 112,500
  Use of proceeds: Capital Expenditure
  Date: May 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
Our company is right near break even. We need just over 1.7MW of power to break even (given our current AP obligations). However we are stuck at 1.5MW because we don't have enough capital to invest in the infrastructure to build further and pay off our AP. We need capital to reach break even (soon) and then become profitable. Under our current cash/expense position we can operate until December 5th 2018.

Foreseeable major expenses based on projections:
Electricity is the major expense for our business and most mining operations. Right now it represents about 50% of our revenue. We have a contract locked in with our electricity provider to keep our rates stable so it shouldnt be an issue moving forward. If the crypto market rebounds electricity expense as a % of revenue will fall. In addition, our labour expense has been falling significantly as we automate alot of the manual tasks.

Future operational challenges:
Fall in crypto price will lower demand for colocation space. Will need to lower prices and reduce margins.

Future challenges related to capital resources:
We have a large some of Accounts Payable outstanding and do not have the means to pay it back with existing cashflows

Future milestones and events:
Fall in crypto prices, not raising capital

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
We currently hold cash in our bank account, digital assets (Bitcoin, Litecoin) in our Nicehash and Slushpool account and we also hold liquid inventory (ASICs) that we can sell pretty easily. We do not have any existing lines of credit but we are hoping to get one soon.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
These funds are critical for us to pay off our Accounts Payable and to begin our expansion. We are right below our cashflow breakeven point (including paying down AP) and we need to grow to start generating positive cash.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes the funds are necessary for the survival of the company. We can only operate until about May 2019 if we do not receive external capital. As of September 30th, we had $34,534 in cash and $15,000 in Bitcoin.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
If we raise our minimum of under $10K our company will only be able to operate until about May 2019. This is based on our current expenses as a % of revenue and the amount of accounts payable we have agreed to pay back every month.

How long will you be able to operate the company if you raise your maximum funding goal?
If MineryTech receives $107k we will be able to pay back enough of our AP and build to our facility to where we believe we can reach break even point (1.7MW) and therefore fund operations through revenues generated.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
No

Indebtedness

- **Creditor:** Luxor Technologies
  Amount Owed: $30,000.00
  Interest Rate: 1.0%
  Maturity Date: February 28, 2019

- **Creditor:** Accounts Payable
  Amount Owed: $169,715.00
  Interest Rate: 1.0%
  Maturity Date: June 30, 2019
  This is a combination of accounts payable as of September 30th 2018. The main payable is to Bart's Electric, an electrical company that helped us install our electric infrastructure so far and will continue to do so in the buildout. This AP is schedule to be paid back at a rate of $5K a month to Barts.

Related Party Transactions

- **Name of Entity:** Luxor Technology Inc
  Names of 20% owners: Nick Hansen, Eddie Wang
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Luxor loaned Minerytech debt
  Material Terms: Luxor loaned Minerytech $30,000 at a 0% interest rate due

February 28 2019

Valuation

Pre-Money Valuation: $3,210,000.00

Valuation Details: We used two valuation methods to calculate our valuation. The first method used was a Discounted Cash Flow Analysis. It is based on reaching 4MW of total power by May 2019. Cash flows are projected out to 2021 and then grown at 2% a year afterwards. Cash flows are all discounted using a 18% cost of capital (which is based on the cost of capital of data centers + a large risk premium). Margin slightly increase due to launching our new software program that significantly reduces the need for manual labour. This analysis gave us a valuation of $4.4mm. The second valuation method we used was a comparables company analysis. We looked at 5 peer publicly traded mining companies (Hive, Hut8, Riot, Vogogo and DMG). We looked at the following two metrics Enterprise Value/ LTM Revenue and Enterprise Value/ MW (Funded). The average EV/LTM Revenue was 12x and EV/ MW (Funded) was 2x. This would imply a valuation of roughly $15mm and $8mm respectively. Ultimately we believe that $4.28mm post-money valuation is a very conservative valuation and hope that we can grow the colocation past 4MW and deliver good returns for our shareholders.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.08 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  7.0%
  Expand marketing efforts, build social media presence and establish large client relationships.

- *Company Employment*
  7.0%
  Hiring a COO

- *Capital Expenditure*
  80.0%
  Funds raised from this campaign will go to purchasing and upgrading our flagship facility. These investment includes, power distribution units, transformers, installation fees, racks for miner, fans etc

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  5.0%
  Expand marketing efforts, build social media presence and establish large client relationships.

- *Company Employment*
  5.0%
  Hiring a COO

- *Capital Expenditure*
  84.0%
  Funds raised from this campaign will go to purchasing and upgrading our flagship facility. These investment includes, power distribution units, transformers, installation fees, racks for miner, fans etc

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than March 03 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.minery.tech/ (Investor Relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/minerytech

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MineryTech Solutions Inc.

[See attached]

I, Nick Foster, the Chief Executive Officer of MineryTech, hereby certify that the financial statements of MineryTech and notes thereto for the periods ending September 30, 2018 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately as possible the operating performance of the business. These statements are unaudited.

For the year 2017 MineryTech LLC was in operations and as such tax was reported on the personal tax return of our co-founder Aaron Nijsse. Total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 13th of November 2018

DocuSigned by:

Nick Foster _____ (Signature)

F2C8CDBC0F13481...

CEO

11/13/2018 7:26:24 PM PST
_____ (Date)

MINERYTECH SOLUTIONS

FINANCIAL STATEMENTS
(UNAUDITED)

For the Fiscal Year End
DECEMBER 31, 2017

And

For the 9 Month-Ended
SEPTEMBER 30, 2018

MineryTech Solutions
Index to Financial Statements
(unaudited)

MineryTech Solutions
BALANCE SHEETS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017
(unaudited)

	Fiscal Year Ended
	December 31,2017
Assets	
Short-term Assets	
Cash	$1,578
Digital Assets	$0
Accounts Receivable	$0
Allowance for Doubtful Accounts	$0
Inventory	$0
Long-term Assets	
PPE	$101,416
Total Assets	**$102,995**
Liabilities	
Short-term Liabilities	
Accounts Payable	$0
Taxes Payable	0
Long-term Liabilities	
Debt	$0
Total Liabilities	**$0**
Shareholder's Equity	
Stock	$106,000
Retained Earnings	($3,005)
Total Shareholder's Equity	**$102,995**
Total Liabilities + Shareholder's Equity	**$102,995**

MineryTech Solutions
BALANCE SHEETS
FOR THE 9-MONTH ENDED September 30, 2018
(unaudited)

	9 Month Ended
	September 30,2018
Assets	
Short-term Assets	
Cash	$34,534
Digital Assets	$15,000
Accounts Receivable	$28,973
Allowance for Doubtful Accounts	$8,055
Inventory	$104,600
Long-term Assets	
PPE	$408,387
Total Assets	**$599,549**
Liabilities	
Short-term Liabilities	
Accounts Payable	$169,715
Taxes Payable	0
Long-term Liabilities	
Debt	$30,000
Total Liabilities	**$199,715**
Shareholder's Equity	
Stock	$416,000
Retained Earnings	($16,166)
Total Shareholder's Equity	**$399,834**
Total Liabilities + Shareholder's Equity	**$599,549**

MineryTech Solutions
STATEMENTS OF OPERATIONS
FOR THE FISCAL YEAR ENDED
SEPTEMBER 27, 2017 -DECEMBER 31, 2017
(unaudited)

	Fiscal Year End
	December 31,2017
Revenue	$2,313
COGS (Electricity)	($1,597)
Gross Profit	**$716**
SG&A (incl. D&A)	**($3,721)**
Salary	$0
Rent	$0
D&A	($3,721)
Other Opex	$0
Bad Debts Expense	$0
Operating Income	**($3,005)**
Interest Expense	$0
Tax Expense	$0
Net Income	**($3,005)**

MineryTech Solutions
STATEMENTS OF OPERATIONS
FOR THE 9-MONTH ENDED ENDED
JANUARY 1, 2018 -SEPTEMBER 30, 2018
(unaudited)

	9 Month Ended
	September 30,2018
Revenue	$532,936
COGS (Electricity)	($252,797)
Gross Profit	**$280,139**
SG&A (incl. D&A)	**($293,300)**
Salary	($156,977)
Rent	($64,800)
D&A	($57,243)
Other Opex	($6,225)
Bad Debts Expense	($8,055)
Operating Income	**($13,161)**
Interest Expense	$0
Tax Expense	$0
Net Income	**($13,161)**

MineryTech Solutions
STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEAR ENDED
SEPTEMBER 27, 2017 -DECEMBER 31, 2017
(unaudited)

	Fiscal Year Ended
	December 31,2017
Operating Activities	
Net Income	($3,005)
Add: D&A	$3,721
Change in NWC	$0
Net Cash from Operating Activities	**$716**
Investing Activities	
Capital Expenditures	($105,138)
Net Cash from Investing Activities	**($105,138)**
Financing Activities	
Debt Issuance	$0
Equity Offering	$106,000
Net Cash from Financing Activities	**$106,000**
Beginning Cash Balance	**0**
Ending Cash Balance	**$1,578**

MineryTech Solutions
STATEMENTS OF CASH FLOWS
FOR THE 9-MONTH ENDED ENDED
JANUARY 1, 2018 -SEPTEMBER 30, 2018
(unaudited)

	9 Month Ended September 30,2018
Operating Activities	
Net Income	($13,161)
Add: D&A	$57,243
Change in NWC	$13,088
Net Cash from Operating Activities	**$57,170**
Investing Activities	
Capital Expenditures	($364,214)
Net Cash from Investing Activities	**($364,214)**
Financing Activities	
Debt Issuance	$30,000
Equity Offering	$310,000
Net Cash from Financing Activities	**$340,000**
Beginning Cash Balance	**$1,578**
Ending Cash Balance	**$34,534**

MineryTech Solutions
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE FISCAL YEAR ENDED
SEPTEMBER 27, 2017 -DECEMBER 31, 2017
(unaudited)

	Common stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at September 30, 2017	0	$ 0	0	0	0	0
Contribution	10,000	-	-	106,000	-	-
Distribution	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(3,005)	-
Balance at September 30, 2018	**10,000**	**$ 0**	**$ (0)**	**$ 106,000**	**$(3,005)**	**$ 102,995**

7

MineryTech Solutions
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE 9-MONTH ENDED ENDED
JANUARY 1, 2018 -SEPTEMBER 30, 2018
(unaudited)

	Common stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at January 1, 2018	10,000	$ 0	0	$ 106,000	(3,005)	$ 102,995
Contribution	740,000	-	-	310,000	-	-
Distribution	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(13,161)	-
Balance at September 30, 2018	750,000	$ 0	$ (0)	$ 416,000	$(16,166)	$ 399,834

8

Notes to the Financial Statements (From Sept 27th 2017 to Sept 30th 2018)

NOTE 1 – NATURE OF OPERATIONS

MineryTech Solutions LLC was formed on September 27th 2017. The company operated under this LLC until MineryTech Solutions Inc 's bank was created in May 2018. Then the main operations were passed on from the LLC to the corporation.

MineryTech Solutions Inc. was formed on November 3rd 2017 ("Inception") in the State of Missouri. The combined financial statements of MineryTech Solutions Inc. and MineryTech Soltuions LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared by the management team and are unaudited. The Company's headquarters are located in Kansas City, Missouri.

MineryTech Solutions LLC bank account was formally closed on 8/31/2018 and all remaining assets transferred over to the corporation.

MineryTech Solutions hosts clients' high-powered cryptocurrency mining (ASIC) machines in a specialized warehouse located in Kansas City, Missouri. The Company provides electricity, cooling, maintenance and security to client's machines. Minery receives monthly payments in USD by customers based on the total power usage of their machines.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from clients hosting their specialized crypto currency machines in the facility when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Missouri state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – Debt, Equity Raises, Accounts Payable and Accounts Receivable

As of September 30th 2018 and for the period November 3, 2017 -September 30, 2018

Debt:

MineryTech currently has $30,000 in outstanding debt. It is owed to Luxor Technology Inc. It has a maturity date of February 28th 2019 and has a 0% interest rate.

Equity Raises

In November 2017 Luxor Technology Inc invested $100,000 into MineryTech for 31% of the company.
In November 2017 Eddie Wang invested $3,000 into MineryTech for 4.5% of the company.
In November 2017 Nick Hansen invested $3,000 into MineryTech for 4.5% of the company.
In May 2018 Haag Holdings invested $150,000 into MineryTech for 15% of the company.

Since that time another $160,000 has been invested by the shareholders of MineryTech in the form of cashcalls. No new equity was rewarded but equity did change hands between shareholders.

Accounts Payable:
MineryTech currently owes $169,715 to 7 different parties. The AP to Platte Clay is due immediately. The other parties have repayment schedules that extend over the next year.

Company	Amount Owed
Bart's Electric	$95,515
QuoteColo	$8,000
Cox	$15,000
UPS	$5,000
Other	$1,200
Luxor Technology Inc	$10,000
Platte Clay	$35,000
Total	**$169,715**

Accounts Receivable:
MineryTech has $37,027.39 of AR outstanding. However it is estimated that only $28,972.51 is collectable.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

We have a 10 -year lease on our facility.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000,000 shares of our common stock with par value of $0.001. As of September 30 2018 the company has currently issued 750,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Luxor Technology Inc, an owner in MineryTech, issued a $30,000 USD loan to MineryTech in February 2018. This loan is at 0% and is due February 28th 2019.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after September 30th, 2018 through October 25th 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements. The Cash Balance and Digital Asset Balance has been used to pay down existing Accounts Payable.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.


0
Investors
$0.00
Raised of $10K - $107K goal
MineryTech Solutions
Cryptocurrency Miner Hosting Service
Small OPO
Smithville, MO
Technology
Accepting International Investment

Overview
Team
Terms
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Comments
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High Performance Computing Colocation Services

Invest in MineryTech

With 4MW of power available at industrial electricity rates, we believe MineryTech presents a new and innovative way of investing into the crypto-mining industry. Investing in a colocation offers limited downside risk and the potential of stable cashflow. We believe it's a good way to avoid the volatility of investing directly into crypto or owning and operating your own mining rig.





While the extremely volatile cryptocurrency market continues to develop and evolve, and adoption continues to increase, the infrastructure that supports this growth must be based on sound economic fundamentals. The consensus mechanism created by the mining of cryptocurrency (known as Proof-of-Work) is the only proven method to secure and

scale a large public blockchain. As long as there is any demand for crypto, we believe there will be an incentive to mine for the lowest total cost (electricity, service, connection, etc.). Bottom line is that MineryTech, through economies of scale, is able to provide a competitive advantage for its customers while simultaneously hoping to achieve a profit.

Computing Power is the New Oil

The 20th century was filled with technology breakthroughs that fundamentally changed the way in which society operated. Arguably the largest breakthrough was the automobile brought to everyday people by the innovative Henry Ford. However it was oil that enabled automobiles to come to the mainstream. It was the fuel of innovation. Tycoons like John Rockefeller built their empires around this critical resource, making a fortune while doing it but also aiding the development of society.

We can draw many similarities to the 21st century. The world today is digital. Major breakthroughs are happening through the technology sector. We believe the next wave of disruption is occurring through blockchain products. Like automobiles, we believe blockchain has the power to fundamentally change society and push us forward. However it too needs fuel to run. The fuel it requires is decentralized computing power. This power is used to make it a secure and scalable technology.

We believe MineryTech is in a prime position to profit from and contribute to the next wave of innovation; blockchain. MineryTech is building the future of crypto for everyone.

Food For Thought

Will Bitcoin Have a Prominent Place in Society?

"I do think Bitcoin is the first [encrypted money] that has the potential to do something like change the world."

Peter Thiel
Co-Founder of PayPal

How Can You Be So Sure?

"The Internet deserves a native currency."

Jack Dorsey
Founder of Twitter and Square

What's Next?

"Bitcoin gives us, for the first time, a way for one Internet user to transfer a unique piece of digital property to another Internet user, such that the transfer is guaranteed to be safe and secure, everyone knows that the transfer has taken place,

and nobody can challenge the legitimacy of the transfer. The consequences of this breakthrough are hard to overstate."

Marc Andreseen

Blockchain Thought-Leader and VC Investor

The Offering

Investment

$4.28 per share of Common Stock | When you invest you are betting the company's future value will exceed $3.3M.

Perks*

$1,000+ - receive $50 in free hosting credit at MineryTech

$2,500+ - receive $200 in free hosting credit at MineryTech

$5,000+ - receive $500 in free hosting credit at MineryTech

$25,000+ - receive $500 in free hosting credit at MineryTech, Free Bitmain Antminer S9 and Power Supply Unit hosted at MineryTech and a Private tour of our facility

*All perks occur after the offering is completed



These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Development Stage

Currently MineryTech sells 1.5MW of power a month to over 50 customers. After installing additional electrical infrastructure another 1.0MW could be installed immediately. The target is to get to 4MW by Q1 2019 and add 2MW in capacity every half year following. The total build will be 10MW and is expected to take a few years.

What is MineryTech?

We want everyone to take part in the cryptocurrency boom. We also want the network to be decentralized and not controlled by a few powerful players. But cryptocurrency mining is hard to do. It takes a lot of electricity and at residential electricity rates is not very profitable.

Rather than attempt the difficult work of establishing one's own mining operation, one can choose to join together with other crypto enthusiast to invest in an industrial grade



mining operation; MineryTech.



Business Model

MineryTech aims to be a leading North American mining-specific colocation. Located in Kansas City, we host miners equipment, providing all of the colocation essentials, at scale, and tailored to every client's unique crypto mining needs. We are open to anyone who would like to mine cryptocurrency, and we offer highly affordable rates on electricity and maintenance services. Mining equipment can be purchased and sent directly to our facility, where it will be expertly set up and maintained to maximize profits.

With MineryTech, anyone can mine, and do it at scale, all without having to convert an entire room of the house or pay residential rates for electricity.

Plus, if something goes wrong, we have staff onsite to make sure their investment is safe. With our experienced colocation experts, a facility capable of hosting 4MW+, 24/7 support and security, and available insurance, **MineryTech plans to be the best resource for reliable cryptocurrency mining services.**

How Does MineryTech Work?

Protected around the clock by security, **our colocation center is conveniently located near a substation, giving us a superior opportunity to secure cheap electricity with high uptime for our clients.** This relationship allows us to offer more cryptocurrency mining services and pass savings back to our clients.

Consistent access to affordable electricity is necessary to power the blockchain and cryptocurrency proof-of-work concept, develop the provable consensus the technology needs to function, and maintain the decentralized security.

But that's not all that we do.

Location, Location, Location!

MineryTech is located 30 minutes north of Kansas City

Costs

Opportunity to see margin expansion

- Electricity Cost: ¢5.9 kWh
  - 50% less than the US average
- Salary Cost:
  - Minimum wage is $7.85/hour
  - In-house team that can run electrical and save on hiring electricians

Political Atmosphere

Crypto-friendly Regulators

- Government is actively soliciting crypto mining businesses through marketing channels
- State government offers extensive discounts to industrial sized consumers of electricity. This will allow the business to scale up effectively past 4MW





Premium Customer Service Features

- Thermodynamically efficient architecture mitigates overheating
- Full-time on-site staff services hardware
- In-house software monitors performance and allows staff to pro-actively service machines

Kansas City, Missouri, USA

Responsible Management

- Well-rounded and high-performing management team
- Management has years of experience working in data centers
- Team:
  - Labourers: local community

Colo Features   **Human Resources**

In-House Software

MineryTech Leveraged Insights from first 6 months of Operations to Build Proprietary Software

	1 Miner Downtime	**2 Delay in Payments**	**3 High Salary Expense**
Previous Setback	Team reactive to ASIC issues which leads to compensating customers for downtime	Customers would consistently be late on their bills or not pay them in the down market	manually checking on machines, updating firmware etc. led to high salary costs
Key Insight	Ensure that we can pro-actively monitor machines: • Check temperatures • Check hashrates • Check fan speeds	In order to incentivize customers to pay on time we needed a way to quickly turn off all their machines. To continue to generate revenue we mine the machines for us	Build a colo management software in-house to track inventory, control individual miners, and manage billing
Program Features	1. Software program can scan all the ASICs in the facility and sort them by temperature, customer id, hashrate etc. 2. The team has been trained to monitor this software to quickly identify and resolve issues 3. By pro-actively fixing machines we deliver a better service to our customers and reduce downtime significantly	1. Created a function that allows automatic pool re-configuration at scale 2. When customers are late on their payments we can re-configure their machines to mine on our pool 3. In our Terms of Service it clearly outlines this policy	1. From July to August we were able to reduce salary expense by 20% 2. As our program becomes better and our staff well trained to use it we expect it to drive down salary expense by another 30-40% 3. Our employees have to spend less time in the warehouse which increases productivity



Because of our close ties to the cryptocurrency industry, we're able to also offer our clients the best advice to keep their operations relevant, longer. We can offer expert advice on machines to purchase or plans to expand their mining, so that we can continue to advance decentralized mining.

Colocations are difficult to build and maintain. Facilities are expensive to develop and troubleshooting hardware and software issues is best handled by experts. **But we have the space, the experience, and the blueprints to build what's best now, and best in the future.** We want to ensure that everyone has a place to mine cryptocurrency and take part in the future.

How We Believe MineryTech Can Succeed







Our greatest strength is our colocation experience, and we've spent every day since we started MineryTech working to do better than the day before.

It's this infrastructural foundation that we believe prepares us for anything the future of blockchain and cryptocurrency could throw our way. Because of our teams background in blockchain we also have great insight into the industry that allows us to confidently prepare our clients for the changes that might be coming.

MineryTech also has a major advantage over our competitors thanks to our strategic partnership with a leading mining pool. Luxor Mining Pool is a major investor in MineryTech. This partnership has allowed us to vertically integrate the mining process. Demand for colocation space is generated by leveraging Luxor's community. Miners who sign on to host at MineryTech and mine on Luxor's pool receive discounts. Ultimately, this partnership allows us to build an ecosystem of miners.

As we have close relationship with a number of hardware manufacturers, MineryTech has the chance to become a fully managed service. From purchasing the machines to joining the right mining pool and maintaining them, we aim to be a one-stop-shop for cryptocurrency mining. Not only do relationships like the ones we've forged ensure our current clients are happy, they also let us expand to other, newer users in the future, solidifying MineryTech's future prospects.

The MineryTech Vision

But these industry relationships aren't the only advantage MineryTech possesses. As a company started by a former data center manager, we are also looking at ways to better maintain and manage our clients' mining machines. With 1,000+ machines running at once, each tied to a different account, one of the biggest issues facing colocation is the ability to monitor these and spot issues before they arise. That's why we are creating a unique monitoring system that is being implemented immediately. We started building the program, Odin, a few months ago.

Within 6-8 months of the completion of this campaign, we hope to finish our software application that can monitor machine output, lifespan, and more, so that we can always provide the highest quality mining

can always provide the highest quality mining services. The software will monitor the temperature, functions, and security of mining machines through an easy-to-access user interface. This way, either our professionals can monitor the machines and maintain them easier, or individuals who own machines can customize their management.



Our team also consists of veterans in the SaaS space. Leveraging that experience we plan to license this software to others. This will create a new revenue stream for MineryTech,

In addition, the funds raised from this campaign will go to purchasing and upgrading our flagship facility. Though we currently hold a 10-year lease, by purchasing the land, we'll be able to expand and add functionality, like growing our location's power capabilities to 4MW and beyond.

Ultimately, we'd like to have colocation spaces across America. The world needs reliable infrastructure to progress, and that's what we'd like to provide. Though other countries might offer cheaper power, America offers stability and reliability, lower crime rates, and a government unlikely to directly interfere with the industry. **With our colocation services across the country, MineryTech would hope to make America into the cryptocurrency and blockchain leader the world needs.**

MineryTech Valuation

We have been in full operation since April 2018 and have generated significant revenue since that point. As such we have included several more traditional valuation techniques, often seen for more developed companies.

The first valuation method we used was a comparables company analysis. Although there are no publicly traded colocation, there are a few mining operations. For this analysis we looked at two different multiples: Enterprise Value/Revenue and Enterprise Value/MegaWatts of Capacity. This allows us to get a good sense at how investors value companies based on their revenue and total MWs. The median EV/MW (Funded) in the comparables set is 2.0x.



In addition, the team has valued the company using a Discounted Cash Flow model, assuming a completion of the 4MW buildout. This returns an implied equity value of $4.4mm, using a Weighted Average Cost of Capital of 18% and perpetuity growth rate of 2%.

Output of our Discounted Cash Flow Model

	Existing Sales			Forecast Period			
	Q1 2018	Q2 2018	Q3 2018	2018	2019	2020	2021
Revenue	63,447	218,337	251,152	563,736	3,835,324	4,234,905	4,496,105
Revenue Growth				-	580.3%	10.4%	6.2%
Costs							
Electricity				281,735	1,894,086	2,002,752	2,035,584
Selling, General & Administrative				16,912	115,060	127,047	134,883
Salaries				84,560	306,826	317,618	314,727
Rent				49,000	107,800	118,580	130,438
Other Operating Expense		-		22,549	115,060	84,698	89,922
Operating Expenses				454,757	2,538,831	2,650,695	2,705,555
EBITDA				108,979	1,296,493	1,584,210	1,790,550
EBITDA Margin				19.3%	33.8%	37.4%	39.8%
Less: Depreciation & Amortization				(23,773)	(95,235)	(95,521)	(95,807)
EBIT				85,206	1,201,258	1,488,689	1,694,743
EBIT Margin				15.1%	31.3%	35.2%	37.7%
Cash Taxes				(17,893)	(252,264)	(312,625)	(355,896)
EBIAT				67,313	948,993	1,176,065	1,338,847
Add: Depreciation & Amortization				23,773	95,235	95,521	95,807
Less: CapEx				(500,188)	(97,140)	(97,431)	(97,723)
Less: Change in Net Working Capital				(34,000)	(1,000)	(1,600)	(2,260)
Unlevered Free Cash Flows				(443,103)	946,089	1,172,554	1,334,671
UFCF Margin				-78.6%	24.7%	27.7%	29.7%

Summary of our Implied Valuation Outputs



Actual Offering Valuation ($4.28mm)
EV/MW Funded
EV/Revenue
Discounted Cash Flow
$0.0
$10.0
$20.0
$30.0
Implied Valuation ($mm)

Catalysts and Risks

Near-Term Catalysts

- Credible new entrants into the mining space
  - Companies such as Samsung have taken steps to produce parts for ASIC machines
  - This would legitimize the industry and drive demand from retail miners
- More acceptance of crypto as a payment method
  - Companies such as Square, Amazon or Ebay accepting BTC or other coins

Risks



Highly Likely
O2
M1
O4
O3
O1
M3







- accepting BTC or other coins
  - This would drive up the prices of cryptocurrencies and demand of colo space

Long-Term Catalysts

- Government financial issues such as debt defaults, trade barriers, and counterfeit money increase involvement in population's spending, irregular use of monetary policy, government hacks
  - This would ultimately lead to a distrust in state currencies and a flow to decentralized currencies
- Layer-two scaling technologies and atomic-swaps will increase transactional throughput on blockchains
- Product-focused blockchain startups will create end-user financial products and services that appeal to the mainstream, by hiding the unnecessary complexities of blockchain (similar to how Internet Browsers hide complexities of TCP/IP, HTTPs, REST, etc.)

Not Likely
M2
Low Impact
High Impact

Macro Risks

- Increase in government regulation (M1)
- Low adoption of cryptocurrencies (M2)
- Reliance on proof-of-work diminishing (M3)

Operational Risks

- Reputational & financial damage from a hack (O1)
- Competition in the colo space from server players (O2)
- Hosting fee compression caused by new entrants (O3)
- Increasing consistent retention costs (O4)

Invest in Minery Tech

The future doesn't belong to private miners, oversized pools controlled by billionaires, or governments that want to dominate the technology for themselves. **The future of cryptocurrency and blockchain technologies belongs to everyone.**

MineryTech
Crypto Mining Services

This technology isn't going away; it's only going to get more important. That's why we need to establish the infrastructure necessary to handle its place in the future. That's why we created MineryTech - to give this power back to the people who need it and ensure it is protected, for everyone, for a long time.

Invest in MineryTech and help us chart the path forward.

MineryTech Launches
MineryTech incorporates in Missouri and begins business development
First 2.5MW of Power Turned On
2.5MW transformer and supporting cables successfully installed.
1.5MW gets Filled
An additional 500 machines get powered on
Launched on StartEngine
Now YOU can own a part of our company!
Complete 4MW Build
Bring in another 1.5MW of power (Anticipated)
November 2017
December 2017
March 2018
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Luxor Tech Becomes a Business Partner

Luxor Technologies invests in MineryTech to fund the initial facility development

First 1MW gets Filled

Over 40 customers are on-boarded and have their machines plugged in

Obelisk Ship

MineryTech becomes an official partner with Obelisk and receives several hundred machines

Complete 2.5MW Build

Finish the 2.5MW buildout and fill the space (Anticipated)

Scale MineryTech up to 10MW

Bring MineryTech to its full capacity (Anticipated)

In the Press



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Meet Our Team





Nick Foster

Co-Founder, CEO, COO and

Aaron Nijsee

Co-Founder, Advisor & Director

Co-Founder, CEO, COO and Director

Mining his first Bitcoin block in 2010 Nick has over 8 years of experience in the cryptocurrency mining space. Moving up from his i5, Nick went on to create mining rigs with the 550ti, 660ti, 780ti, 980ti and now has a 35 1060ti mining rigs setup. Nick has helped train our team of customer support staff to be well versed in anything mining related, which allows the team to provide the best assistance and advice for our customers. Beyond crypto mining, Nick has a wide range of experience in different industries such as shipping and storage.

Co-Founder, Advisor & Director

Before co-founding MineryTech with Nick, Aaron spent years working in a data center. Learning the nuances around power, electricity generation, cooling, networking, physical infrastructure and managing a facility has helped MineryTech grow into an efficient crypto mining facility. With his deep background in this relevant field Aaron has trained the staff to deal with any day to day tasks that are required in maintaining a smooth operation. In addition, Aaron is a crypto enthusiast with years of experience mining. Before MineryTech, Aaron used to host a dozen of ASIC machines in the back of a computer shop that he owns.



Dr. Austin Haag

Secretary, Director and Senior Economist

An economist whose current research delves into the economic theories of blockchain technology as it relates to pricing, adoption, and applications. As the Senior Economist for Tenet Investments, Dr. Haag was introduced to MineryTech as a client, and was immediately captivated by the business model. Through his own investment company, Haag Holdings, Dr. Haag joined as a partner and consultant. Dr. Haag is currently a professor of economics and researcher for the U.S. Department of Defense.



Eddie Wang

CTO, Director and Treasurer

Eddie is an experienced product-owner and software-engineer with a passion for design. He became attracted to the blockchain industry because of how naturally it combines technology, finance, and game-theory. Eddie currently works as a software engineer for Sia and previously worked at MyEtherWallet.



Nick Hansen

Chairman & Director

Nick mined his first Bitcoin in 2012 and has since developed a deep passion and understanding of blockchain technology and consensus algorithms. With his enterprise software engineering background and fundamental knowledge of blockchain technology, Nick hopes to span the gamut from crypto-enthusiast to institutional investor.

Offering Summary

Maximum 25,000 shares* of common stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,336 shares of common stock ($9,998.08)

Company	MineryTech Solutions Inc.
Corporate Address	100 W Church Street, Smithville, Missouri, 64089
Description of Business	MineryTech aims to be a leading North American mining-specific colocation. Located in Kansas City, we host miners equipment, providing all of the colocation essentials, at scale, and tailored to every client's unique crypto mining needs. We provide electricity, cooling, maintenance and security to client's machines. Receive monthly payments in USD by customers based on the total power usage of their machines.

power usage of their machines.

Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$4.28
Minimum Investment Amount (per investor)	$428

Perks*

$1,000+ - receive $50 in free hosting credit at Minerytech

$2,500+ - receive $200 in free hosting credit at MineryTech
$5,000+ - receive $500 in free hosting credit at MineryTech

$25,000+ - receive $500 in free hosting credit at MineryTech, Free Bitmain Antminer S9 and Power Supply Unit hosted at MineryTech and a Private tour of our facility

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

MineryTech Solutions Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $4.28/ share, you will receive 10 bonus shares, meaning you'll own 110 shares for $428. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.